Exhibit (a)(6)

NEWS RELEASE Investor Contact: Gus Okwu / DRG&E 404-532-0086 gokwu@drg-e.com Company Contact: Ornella Napolitano, VP and Treasurer FiberTower Corporation 415-659-3580 onapolitano@fibertower.com

FIBERTOWER COMMENCES EXCHANGE OFFER FOR ITS

9.00% CONVERTIBLE SENIOR SECURED NOTES DUE 2012

San Francisco, CA, October 26, 2009 – FiberTower Corporation (NASDAQ:FTWR - News), a wireless services backhaul provider, today announced today that it has commenced an exchange offer and consent solicitation relating to any and all of its outstanding 9.00% Convertible Senior Secured Notes due 2012 (the “Existing Notes”).  FiberTower is offering to exchange the Existing Notes for its 9.00% Mandatorily Redeemable Convertible Senior Secured Notes due 2012 (the “Interim Notes”), which will, upon the satisfaction of certain conditions, be mandatorily redeemable for cash, shares of FiberTower common stock and new 9.00% Senior Secured Notes (the “New Notes”).

As of October 26, 2009, the aggregate principal amount of the Existing Notes was $278.5 million, and an additional $15.3 million in principal amount of Existing Notes will be issued on November 16, 2009 in payment of interest due on the Existing Notes.  Holders of approximately 50.1% of the outstanding principal amount of the Existing Notes have committed to tender their notes in the exchange offer and to consent to amendments to the Existing Notes that will eliminate restrictive covenants and provide that the liens securing the Interim Notes and the New Notes will rank ahead of the liens securing the Existing Notes, which consents are irrevocable except in certain limited circumstances. The exchange offer is conditioned upon the satisfaction of several conditions, including, but not limited to, the delivery of consents approving the proposed amendments from holders of greater than 50% of the aggregate principal amount of the Existing Notes.

Pursuant to the terms of the debt exchange offer, the Company’s board of directors will be reduced from nine to seven members upon consummation of the mandatory redemption of the Interim Notes.  Crown Castle will continue to be a minority investor in FiberTower, and Crown Castle’s Executive Vice Chairman, John Kelly, will be appointed as Chairman of the Board at that time.  Phil Kelley, Crown Castle’s Senior Vice President of Corporate Development, will remain a director.  Kurt Van Wagenen, FiberTower’s President and Chief Executive Officer, and Steven D. Scheiwe, President of Ontrac Advisors, will also remain on the board. Additional directors with wireless industry experience will be appointed upon completion of the mandatory redemption of the Interim Notes.

Additionally, FiberTower and Crown Castle have extended their Master Lease Agreement for another five years, some portions of which will only be effective upon the mandatory redemption of the Interim Notes. The parties have also agreed to cooperate on the marketing of FiberTower’s backhaul services at Crown Castle tower sites.

Exchange Offer Terms:

Under the terms of the exchange offer, FiberTower will issue in exchange for each $1,000 principal amount of Existing Notes that is tendered and accepted, $1,000 principal amount of Interim Notes.  No amounts will be paid in connection with such tender for any accrued and unpaid interest on the Existing Notes, but interest will be payable on the Interim Notes from the date of the interest payment on the Existing Notes immediately preceding the consummation of the exchange offer.

If all of the outstanding Existing Notes are exchanged for Interim Notes and the Interim Notes are mandatorily redeemed, FiberTower will pay an aggregate of $14 million in cash and will issue an aggregate of 336.7 million shares of FiberTower common stock, representing approximately 69% of outstanding shares on a fully diluted basis (excluding shares issuable upon exercise of outstanding stock options and warrants), and $125 million principal amount of the New Notes.  Shareholder approval will be required for the issuance of the additional shares in the mandatory redemption.  No additional amounts will be paid in such redemption for any accrued and unpaid interest on the Interim Notes.

The New Notes will mature six years after the mandatory redemption date and will bear interest at a rate of 9% payable semi-annually.  One-third of the interest on the New Notes will be payable in cash and two-thirds will be payable in additional New Notes.  FiberTower will escrow an amount sufficient to pay the first six semi-annual cash interest payments on the New Notes.  Assuming that the exchange offer of all Existing Notes and the redemption of Interim Notes occur, FiberTower’s related interest expense will decrease and debt maturities will be extended compared to the terms of the Existing Notes.

In conjunction with the exchange offer, FiberTower is also soliciting consents from the holders of the Existing Notes to certain proposed amendments (“Proposed Amendments”) to the indenture under which the Existing Notes were issued.  These Proposed Amendments would eliminate or amend substantially all of the restrictive covenants as well as modify certain events of default in the Existing Notes indenture and the related collateral agreements.  The Proposed Amendments will also provide that the liens securing the Interim Notes and the New Notes will rank ahead of the liens securing the Existing Notes.  A tender by any holder in the exchange offer will also constitute an approval by such holder of the Proposed Amendments.  The Proposed Amendments will not become operative unless and until the exchange offer is consummated.

As of October 26, 2009, the aggregate principal amount of the Existing Notes was $278.5 million and an additional $15.3 million in principal amount of Existing Notes will be issued on November 16, 2009 in payment of interest due on the Existing Notes.  Holders of approximately

50.1% of the outstanding principal amount of the Existing Notes have committed to tender their notes in the exchange offer and to consent to the proposed amendments, which consents are irrevocable. The exchange offer is conditioned upon the satisfaction of several conditions, including, but not limited to, the delivery of consents approving the Proposed Amendments from holders of greater than 50% of the aggregate principal amount of the Existing Notes.

Houlihan Lokey Howard & Zukin Capital, Inc. acted as financial advisor to the Company in connection with the Exchange Offer (the “Financial Advisor”).  The Financial Advisor will not be making any recommendation with regard to the merits of the Exchange Offer and will not be soliciting, or participating in any solicitation of, any consents from any holders of Existing Notes in connection with the Exchange Offer.

The exchange offer is being made pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, contained in Section 3(a)(9) thereof.  The exchange offer will expire at 5:00 p.m., New York City time, on December 1, 2009, unless the exchange offer is extended or terminated.

An offering memorandum, related letter of transmittal and other exchange materials are being distributed to holders of the Existing Notes today, in which the terms of the exchange offer and consent solicitation are described in detail.  Holders of the Existing Notes are highly encouraged to carefully read the offering memorandum and related materials as they contain important information that noteholders should consider before making any decision with respect to the exchange offer and consent solicitation.

Written materials explaining the full terms and conditions of the exchange offer will be filed with the Securities and Exchange Commission later today. The materials are available free of charge at the SEC’s website at www.sec.gov.  Additional copies of the offering memorandum, the letter of transmittal and other exchange materials governing the exchange offer and consent solicitation may be obtained by contacting the Information Agent, D.F. King & Co., Inc., toll-free at (800) 714-3313 or collect at (212) 269-5550.

The securities to be offered have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”). The Company is relying on Section 3(a)(9) of the Securities Act to exempt the exchange offer from the registration requirements of the Securities Act. This press release is for informational purposes only and is not an offer to purchase or an exchange offer or a solicitation of acceptance of the exchange offer.  The exchange offer and consent solicitation are being made only pursuant to the exchange offer documents that are being distributed to the holders of the Existing Notes and filed with the Securities and Exchange Commission. The Company’s board of directors is not making any recommendation to holders of the Existing Notes as to whether they should tender such notes pursuant to the exchange offer.

About FiberTower

FiberTower is a backhaul and access services provider focused primarily on the wireless carrier market. With its extensive spectrum footprint in 24 GHz and 39 GHz bands, carrier-class microwave and fiber networks in 13 major markets, master service agreements with nine U.S. wireless carriers, and partnerships with the largest tower operators in the U.S., FiberTower is considered to be the leading alternative carrier for wireless backhaul.  FiberTower also provides backhaul and access services to the government and enterprise markets.  For more information, please visit our website at www.fibertower.com.

Forward-Looking Statements

This news release includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission, or SEC, in its rules, regulations and releases.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts.  These include statements regarding, among other things, the exchange offer may not be consummated, our financial and business prospects, the deployment of our services, capital requirements, financing prospects, planned capital expenditures, expected cost per site, anticipated customer growth, expansion plans, and anticipated cash balances.  There can be no assurance that the exchange offer and the consent solicitations will be completed, either because the minimum tender conditions to complete the transaction may not be satisfied, or otherwise. There are many risks, uncertainties and other factors that can prevent the achievement of goals or cause results to differ materially from those expressed or implied by these forward-looking statements including, among other things, negative cash flows and operating losses, additional liquidity requirements, potential loss of significant customers, downturns in the wireless communication industry, regulatory costs and restrictions, potential loss of FCC licenses, equipment supply disruptions and cost increases, competition from alternative backhaul service providers and technologies, along with those risk factors described in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as filed with the SEC.

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